

November 6, 2014

Via E-mail
Thomas L. Carter, Jr.
President and Chief Executive Officer
Black Stone Minerals, L.P.
1001 Fannin Street, Suite 2020
Houston, Texas 77002

> **Re:** **Black Stone Minerals, L.P.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 8, 2014**
> **CIK No. 0001621434**

Dear Mr. Carter:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3.   Please provide the information required by Item 404 of Regulation S-K.

Prospectus Cover Page

4.   Please revise the first bulleted item to reference the distribution priority held by the preferred unitholders.

5.   Please expand or revise your second bullet point to disclose that your partnership agreement does not require you to pay any distribution at all.

Industry and Market Data, page iv

6.   We note your statements that industry data and forecasts have not been verified by independent sources and that there can be no assurance as to the accuracy or completeness of such data. Under the federal securities laws, you are responsible for all information contained within your registration statement and you should not include language that suggests otherwise. Please revise these statements or remove the related disclosures.

Summary, page 1

Formation Transactions and Structure, page 10

7.   Please revise your filing to provide an organizational chart that reflects your equity holders prior to giving effect to the formation transactions and proposed offering. Please advise whether any holders of units issued in the merger or your general partner and its affiliates will have a controlling equity interest in the registrant.

8.   Please disclose the terms of the preferred units in your prospectus summary.

The Offering, page 18

9.   We note you disclose that you intend to distribute a "substantial majority of the available cash [you] generate." Please revise to clarify the meaning of "substantial majority" and disclose how "available cash" and "cash available for distribution" will be determined or defined.

Summary Historical and Pro Forma Financial Data, page 21

10.   Please review your presentation to ensure that the chronological ordering of your financial statements and other financial data presented in tabular form throughout the submission is consistent, as contemplated by SAB Topic 11E.

Non-GAAP Financial Measures, page 23

11.   It appears that you have made adjustments in calculating EBITDA beyond those identified as part of Item 10(e) of Regulation S-K (e.g., impairment of oil and natural gas properties, accretion of asset retirement obligations, etc.). Please revise this presentation to present EBITDA as defined.

12.   Disclosure on pages 67-68 of your submission states that EBITDA and Adjusted EBITDA are used to assess 1) your ability to make distributions to unitholders, 2) the ability of your assets to generate sufficient cash to pay interest costs and support your indebtedness, and 3) the feasibility of acquisitions and other capital expenditures. As these factors appear to imply that your non-GAAP measures are liquidity measures, please revise to provide a reconciliation to net cash provided by operating activities. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Use of Proceeds, page 48

13.   Please revise this section to disclose the amount of offering proceeds you intend to use (i) to repay your outstanding indebtedness and (ii) to fund future capital expenditures.

14.   Please revise to include the term of your credit facility. See Instruction 4 to Item 504 of Regulation S-K.

Cash Distribution Policy and Restrictions on Distributions, page 51

Estimated Cash Available for Distribution for the Year Ending December 31, 2015, page 51

15.   We note your disclosure that if you make distributions, your preferred unitholders will have priority with respect to rights to share in those distributions over common unitholders for so long as your preferred units are outstanding. Please revise to describe the terms of such priority.

16.   We note your disclosure that you intend to make distributions on a quarterly basis. Please revise your filing to show your ability to make such distributions on a quarterly basis. In that regard, please revise your disclosure to state your estimated generated available cash and expected quarterly distribution for each individual quarter during the Year Ending December 31, 2015. Please also revise your tabular disclosures at pages 56 and 58 and related disclosure to support such disclosure.

17.   We note your disclosure that to the extent that you do not withhold cash for capital expenditures in the future, a portion of your future cash available for distribution will represent a return of capital. Please revise to disclose any material impact on investors.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 65

Results of Operations, page 69

18.   Please tell us about the extent to which management analyzes certain performance indicators such as lease operating expenses and production and ad valorem taxes on a per barrel basis and explain how you considered providing a discussion of these financial statement line items on a per barrel basis in this section of your submission.

19.   Please revise your disclosure for each period presented to quantify the impact of each of the factors cited as a cause for material changes in each of your financial statement line items. For example, quantify in dollars the effect of price variances compared to volumes produced on revenues by product.

Liquidity and Capital Resources, page 73

Capital Expenditures, page 74

20.   Disclosure in your submission states the amount and timing of capital expenditures is largely discretionary and within your control. Please expand your disclosure to address the potential ramifications associated with a deferral of planned capital expenditures. For additional guidance, refer to Section IV of SEC Release No. 33-8350.

Critical Accounting Policies and Related Estimates, page 75

Equity-Based Compensation, page 77

21.   Disclosure in your submission identifies the methods used to determine the fair value of equity-based awards. Please expand this disclosure to address the nature of the material assumptions involved with each valuation method. In addition, explain the extent to which similar estimates will be necessary to determine the fair value of new awards once your common units begin trading.

22.   We note your disclosure referring to the use of a third party valuation specialist in determining the value of equity-based awards. Please tell us how you considered providing valuation reports and consents from third party valuation experts or remove all references to the use of third party valuation experts from your submission (e.g., as part

of the footnotes to the financial statements). Refer to Question 233.02 of the Compliance and Disclosure Interpretations regarding Securities Act Rules.

23.   Please provide us with detailed valuation information for the restricted common units granted from January 1, 2014 through the date of this letter. As part of your response, please address the significant factors, assumptions, and methodologies used.

24.   You state that it is reasonable to expect that the completion of an initial public offering will add value to your restricted common units because they will have increased liquidity and marketability. Please revise to provide additional disclosure describing the impact, if any, this is expected to have on your financial statements.

Business, page 80

Oil and Natural Gas Production Prices and Production Costs, page 99

Production and Price History, page 99

25.   We note disclosure in the reserves report filed as Exhibit 99.1 that states "gas prices are adjusted to account for NGL revenue for properties from which NGL volumes are actually recovered and sold separately." Please tell us and revise your disclosure here and elsewhere in your filing to clarify whether your oil and condensate production includes natural gas liquids and explain the extent to which such volumes are material. Also clarify your disclosure if such volumes are incorporated into the calculation of the average realized price of your oil and condensate for each of the periods disclosed.

26.   The footnote disclosure provided on page 99 indicates that production volumes have been determined on a value-equivalent basis using a conversion factor of 20 Mcf per barrel of oil.

       Please tell us and expand your disclosure to explain the time period, source and basis of the prices used in deriving the 20 Mcf per barrel conversion factor and the extent to which this factor is relevant to your oil and natural gas revenues for the periods presented. Also provide us with copies of internal or third-party reports, studies or calculations that support the use of a 20 Mcf per barrel conversion factor. Please mark your furnished support or provide page references in your response to the sections you rely upon to support the use of this specific factor.

27.   The footnote disclosure provided on page 99 also indicates that the conversion factor of 20 Mcf per barrel of oil equivalent represents an estimation of "value equivalence over time" and "better correlates with the respective contribution of oil and natural gas to our revenues."

Separately, disclosure on page 97 indicates that you determined a price equivalent conversion based on the twelve-month average prices for the year ended December 31, 2013 of approximately 26 Mcf per barrel of oil.

Given the disparity between the 20:1 conversion factor used and the December 31, 2013 conversion factor you disclose, explain to us your basis for the statement that the 20:1 conversion factor "better correlates with the respective contribution of oil and natural gas to our revenues." As part of your response, explain how you have considered a separate conversion ratio based on actual realized prices for each period for which financial and production information have been presented. Additionally, explain how you use the 20:1 conversion factor in your business.

28. We note your disclosure of production for the periods shown on page 99; however, it does not appear that you provide disclosure here or elsewhere of the annual production quantities, by final product sold, for each field that contains 15% or more of your total proved reserves. Please advise or revise your disclosure to comply with the presentation requirements set forth in Item 1204(a) of Regulation S-K.

Productive Wells, page 99

29. Please revise the disclosure relating to your productive wells to separately express the total number of oil and gas wells. Refer to Item 1208(a) of Regulation S-K.

Executive Compensation and Other Information, page 113

Outstanding Equity Awards at 2013 Fiscal Year-End, page 115

30. Please clarify your reference to a "reverse unit split of BSMC's common units"

Index to Financial Statements, page F-1

31. Please monitor the requirement to update the financial statements to comply with Rule 3-12 of Regulation S-X and provide corresponding updated disclosures throughout the submission.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

Introduction

32. We note from the disclosure that Black Stone Natural Resources, LLC will make a cash contribution in exchange for common units representing a 1% limited partner interest in Black Stone Minerals Company, LP and common units representing a 1% limited partner interest in Black Stone Minerals, LP. Please tell us whether there is a pro forma adjustment to record this transaction.

33.   Please clarify for us whether pro forma adjustments will be made to reflect items (i) through (v) described in the third bullet point on page F-2.

34.   Please clarify for us how you considered providing the separate break-out of Partners' equity between general and limited partner interests as contemplated by SAB Topic 4F.

Black Stone Minerals, L.P. Financial Statements

Notes to Balance Sheet, page F-11

Note 1 – Organization, page F-11

35.   Please revise to clarify the fiscal year end that has been adopted for this entity.

Black Stone Minerals Company, L.P. Financial Statements

Interim Financial Statements

Consolidated Balance Sheets, page F-12

36.   We note the line item titled Prepaid expenses and other current assets represents 8% of total current assets and increased by more than 25% since the end of the preceding fiscal year. Please evaluate your compliance with Regulation S-X, Rules 5-02(7) and (8) and 10-01(a)(2) and advise.

37.   Please add disclosure to explain the nature of the Accrued partners' distribution payable – related party.

Consolidated Statement of Equity, page F-15

38.   Please clarify why the Net income of $130,895 does not tie to the Net income of $131,995 reflected on page F-14.

Annual Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-32

Oil and Natural Gas Properties, page F-34

39.   We note your accounting policy stating that "DD&A of proven oil and natural gas properties is calculated using the unit-of-production method based on estimates of proved

producing oil and natural gas reserves on a field-by-field basis." Please revise your disclosure to clarify your policy for the depletion of capitalized acquisition costs of proved properties. Refer to FASB ASC 932-360-35-6.

Revenue Recognition, page F-35

40.   Please revise to provide additional detail regarding your accounting policy for sources of revenue other than from sales of oil and natural gas.

Note 4 – Acquisition, page F-37

41.   We note the Predecessor acquired the remaining 19.3% noncontrolling interests in "Pure" for $323M. It appears from the disclosure that the transaction was reflected as an equity transaction. Please tell us if this transaction is reflected in the equity statement on page F-29 as "Contributions - property." In addition, please tell us whether this transaction is a step acquisition and, if so, how you considered the guidance per FASB ASC 805-10-25-10.

Supplemental Oil and Gas Disclosures, page F-52

Oil and Gas Natural Reserve Information, page F-53

42.   Please revise to separately disclose the quantities of proved developed reserves and proved undeveloped reserves as of December 31, 2011. Refer to FASB ASC 932-235-50-4.

Standardized Measure of Discounted Future Net Cash Flows, page F-54

43.   We note that you have included a line item for "development costs incurred during the period" as part of the disclosure of changes in standardized discounted cash flows. Please tell us whether this line item is meant to represent previously estimated development costs incurred during the period. Refer to FASB ASC 932-235-50-35.

Exhibits

44.   Please file your limited partnership agreement as currently in effect. See Item 601(b)(3) of Regulation S-K.

45.   Please file all agreements required by Item 601(b)(10) of Regulation S-K. For example, please file the following:

- your employment Agreement with Mr. Carter;
- the 2012 Executive Incentive Plan and restricted unit award agreements; and

- the long-term incentive plan.

Closing Comments

Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina v. Dorin, Attorney-Advisor, at (202) 551-3764 or Laura Nicholson, Attorney-Advisor, at (202) 551-3584 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director